UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-214924-01

Xerium IV (US) Limited

(Exact name of registrant as specified in its charter)

Xerium IV (US) Limited

c/o Xerium Technologies, Inc.

14101 Capital Boulevard

Youngsville, North Carolina 27596

(919) 526-1400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copy to:

Kilpatrick Townsend & Stockton, LLP

1100 Peachtree Street, Suite 2800

Atlanta, Georgia 30309-4528

Attn: W. Benjamin Barkley

Guarantees of 9.500% Senior Secured Notes due 2021

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Guarantees of 9.500% Senior Secured Notes due 2021: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Xerium IV (US) Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Xerium IV (US) Limited

Date: November 2, 2018	By	/s/ Phillip B. Kennedy
	Name:	Phillip B. Kennedy
	Title:	Vice President & Secretary